Exhibit 99.1

Alithya announces a strategic investment in the healthcare sector with the acquisition of Travercent, a leading US-based Oracle cloud-focused group

Montreal, December 16, 2019 – Alithya Group inc. (TSX: ALYA, NASDAQ: ALYA) (“Alithya”), a leader in digital strategy and technologies employing more than 2,000 highly qualified professionals offering enterprise solutions across Canada, the United States, and Europe, is proud to announce the acquisition of Travercent LLC, (“Travercent “).

Travercent is a leading US-based cloud-focused consulting group specialised in the healthcare sector. Their competencies include implementing Oracle’s cloud ERP, HCM, EPM and BI applications. Travercent has also developed an IP-differentiated offering leveraging the company’s proprietary cloud products, CAPSURETM, an Oracle cloud extension that maximizes material management processes for healthcare providers for supply chain management and point of use.

“I am very proud to announce the addition of Travercent to Alithya,” said Paul Raymond, President and CEO of Alithya. “The firm’s expertise with Oracle cloud technologies in the US healthcare sector is of particular strategic significance to us, given the importance of this technology and this business sector within our long-term business strategy. In Travercent, we found a very strong team with a solid reputation and a similar culture, along with an impressive track-record of successful implementations for prestigious customers. Their high degree of specialization is also very complementary to our existing practices.”

“For this acquisition, we once again focused on analyzing the compatibility of the two organizations. Travercent’s client-centric approach tailored to each client’s story, and its performance-driven entrepreneurial spirit really appealed to us. We are confident that this transaction greatly enhances our existing position as a leader in the healthcare and Oracle cloud enterprise solution spaces in Canada and in the US,” concluded Mr. Raymond.

“We are very pleased to be joining forces with Alithya,” said Mike Feldman, Co-Founder and Managing member of Travercent. “Travercent began as a vision to build a firm that would stand out in the healthcare field, leveraging Oracle technologies. Our strong growth experienced over the past few years shows that our unique approach, expertise and past implementation performance are proving highly appealing to customers.”

The Co-founder & Vice President, Sales and Marketing for Travercent, Chad Sells, stated: “Our integration into Alithya will give us access to complementary Oracle and other business expertise. We can bring these complementary services to our existing customers and access Alithya’s large network, which will accelerate our growth and provide our professionals bigger and better opportunities.”

Serving clients across the United States, Travercent’s many achievements have established the company as a key player at many levels of the patient care chain, from local clinics to hospitals, as well as with other important stakeholders, such as insurance companies, pharmacies, etc.

The purchase consideration for the transaction amounts to approximately $US 18.0 million (or approximately $CAN 23.7 million), payable in cash and in Class A subordinate voting shares of Alithya. The transaction is expected to immediately contribute to Alithya’s profitability on an adjusted basis.

Travercent was represented in the transaction by Innovation Advisors, a global, technology-focused, merchant banking group.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”), including, but not limited to, statements with respect to the anticipated benefits of the transaction. Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

About Alithya

Alithya is a leader in digital strategy and transformation in North America. Founded in 1992, Alithya employs more than 2,000 professionals in Canada, the United States, and Europe. Alithya’s integrated offering is based on four pillars of expertise: business strategy, application services, enterprise solutions, and data and analytics. Alithya deploys leading-edge solutions, services, and skills to develop tools designed to meet the unique needs of its customers in a variety of sectors, including financial services, manufacturing, energy, telecommunications, transportation and logistics, professional services, healthcare and government. With corporate responsibility at the heart of management’s approach, Alithya promotes good governance, workplace diversity and development, environmentally-friendly practices, and social engagement within the communities it serves. For more information, visit www.alithya.com.

Information:

Gladys Caron

Vice President, Communications and Investor Relations

O: 514 285-5552, extension 2891

C: 514-506-0654

gladys.caron@alithya.com